UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of
The Securities Exchange Act of 1934

December 23, 2014
Date of Report (Date of earliest event reported)

MID PENN BANCORP, INC.
(Exact name of registrant as specified in its charter)

Pennsylvania	1-13677	25-1666413
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Ident. No.)

349 Union Street, Millersburg, Pennsylvania		17061
(Address of principal executive offices)		(Zip Code)

(866) 642-7736 Registrant’s telephone number, including area code

N/A
(Former name or former address, if changed since last report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4 (c))

Item 5.07.	Submission of Matters to a Vote of Security Holders.

Mid Penn Bancorp, Inc. (the “Company”) held a Special Meeting of Shareholders (the “Special Meeting”) on December 23, 2014. The following is a summary of the matters voted upon at the Special Meeting and the votes cast on each matter.

Proposal 1:        To approve and adopt the Agreement and Plan of Merger, dated as of August 27, 2014 (the “Merger Agreement”), by and between the Company and Phoenix Bancorp, Inc. (“Phoenix”), which provides for, among other things, the merger of Phoenix with and into the Company.

The shareholders approved and adopted the Merger Agreement.  The number and type of votes cast with respect to the proposal were as follows:

For	Against	Abstain
2,856,301	114,640	1,779

In connection with the Special Meeting, the Company also solicited proxies with respect to a proposal to authorize the board of directors to adjourn the Special Meeting, if necessary to solicit additional proxies, in the event there were not sufficient votes at the time of the Special Meeting to approve the Merger Agreement. The adjournment proposal was not submitted to the Company’s shareholders for approval at the Special Meeting because there were sufficient votes to approve the Merger Agreement.

Item 8.01.	Other Events.

On December 23, 2014, the Company and Phoenix issued a joint press release.  The press release, attached hereto as Exhibit 99.1, is incorporated herein by reference.

Item 9.01	Financial Statements and Exhibits.

(d)	Exhibits:

99.1	Press release, dated December 23, 2014, of Mid Penn Bancorp, Inc. and Phoenix Bancorp, Inc.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

MID PENN BANCORP, INC.

Dated: December 23, 2014

	By:	/s/ Rory G. Ritrievi
Rory G. Ritrievi
President and Chief Executive Officer

EXHIBIT INDEX

Exhibit Number	Description

99.1	Press release, dated December 23, 2014, of Mid Penn Bancorp, Inc. and Phoenix Bancorp, Inc.